RUSSELL INVESTMENTS STRATEGIC CREDIT FUND

RUSSELL INVESTMENTS NEW ECONOMY INFRASTRUCTURE FUND

AUTOMATIC DIVIDEND REINVESTMENT PLAN

TERMS AND CONDITIONS

Pursuant to this Automatic Dividend Reinvestment Plan (the “Reinvestment Plan”) of the Russell Investments Strategic Credit Fund and Russell Investments New Economy Infrastructure Fund (each, a “Trust” and together, the “Trusts”), unless a holder (a “Shareholder”) of a Trust’s common shares of beneficial interest (the “Shares”) otherwise elects, all dividends and distributions (together, “distributions”) on such Shareholder’s Shares will be automatically reinvested by Ultimus Fund Solutions, LLC (“Ultimus”), as agent for Shareholders in administering the Reinvestment Plan (the “Reinvestment Plan Agent”), in additional Shares of the Trust. Shareholders who elect not to participate in the Reinvestment Plan will receive all distributions in cash paid directly to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee) by Ultimus as the Dividend Disbursing Agent. Shareholders may elect not to participate in the Reinvestment Plan and to receive all distributions in cash by sending written instructions to Ultimus, as the Dividend Disbursing Agent. Participation in the Reinvestment Plan is completely voluntary and may be terminated or resumed at any time without penalty by written notice if received and processed by the Reinvestment Plan Agent prior to the distribution record date; otherwise such termination or resumption will be effective with respect to any subsequently declared distribution.

Whenever a Trust declares a distribution payable in cash, non-participants in the Reinvestment Plan will receive cash and participants in the Reinvestment Plan will receive the equivalent in Shares. The Shares will be acquired by the Reinvestment Plan Agent for the participants’ accounts through receipt of additional unissued but authorized Shares from the Trust (“newly issued Shares”). The Reinvestment Plan Agent will invest the distribution amount in newly issued Shares on behalf of the participants. The number of newly issued Shares to be credited to each participant’s account will be determined by dividing the dollar amount of the distribution by the net asset value per Share on the reinvestment date; there is no sales or other charge for reinvestment.

The Reinvestment Plan Agent will maintain all Shareholders’ accounts in the Reinvestment Plan and furnish written confirmation of all transactions in the accounts, including information needed by Shareholders for tax records. Shares in the account of each Reinvestment Plan participant will be held by the Reinvestment Plan Agent on behalf of the Reinvestment Plan participant.

In the case of Shareholders such as banks, brokers or nominees that hold Shares for others who are the beneficial owners, the Reinvestment Plan Agent will administer the Reinvestment Plan on the basis of the number of Shares certified from time to time by the record Shareholder and held for the account of beneficial owners who participate in the Reinvestment Plan.

There will be no brokerage charges with respect to Shares issued directly by the Trusts as a result of distributions payable either in Shares or in cash. The Reinvestment Plan Agent’s fees for the handling of the reinvestment of distributions will be paid by the Trusts.

For the avoidance of doubt, no Shares will be issued under the Reinvestment Plan at a price less than net asset value or under any circumstance that may violate the Investment Company Act of 1940, as amended, or any rules issued thereunder.

VOTING

Each Shareholder proxy will include those Shares purchased or received pursuant to the Reinvestment Plan. The Reinvestment Plan Agent will forward all proxy solicitation materials to participants and vote proxies for Shares held pursuant to the Reinvestment Plan in accordance with the instructions of the participants.

TAXATION

The automatic reinvestment of distributions will not relieve Shareholders of any foreign or U.S. federal, state or local income tax that may be payable (or required to be withheld) on such distributions.

AMENDMENT OF THE REINVESTMENT PLAN

The Reinvestment Plan may be amended or terminated by the Trusts or by one Trust with respect to such Trust. There is no direct service charge to Shareholders with regard to purchases in the Reinvestment Plan; however, the Trusts reserve the right to amend the Reinvestment Plan to include a service charge payable by Shareholders participating in the Reinvestment Plan. Notice will be sent to Reinvestment Plan participants of any amendments as soon as practicable after such action by a Trust.

INQUIRIES REGARDING THE REINVESTMENT PLAN

All correspondence concerning the Reinvestment Plan should be directed to the Reinvestment Plan Agent, in writing to: Russell Investments, c/o Ultimus Fund Solutions, LLC, PO Box 46707, Cincinnati, OH 45246-0707.

APPLICABLE LAW

These terms and conditions shall be governed by the laws of the State of Delaware without regard to its conflicts of laws provisions.

EXECUTION

To record the adoption of the Reinvestment Plan as of February 25, 2025, the Trust has caused this Reinvestment Plan to be executed in the name and on behalf of the Trust by a duly authorized officer.

BY AND ON BEHALF OF RUSSELL INVESTMENTS STRATEGIC CREDIT FUND

/s/ Kari Seabrands
By:	Kari Seabrands
Title:	Treasurer, Chief Financial Officer and Chief Accounting Officer

BY AND ON BEHALF OF RUSSELL INVESTMENTS NEW ECONOMY INFRASTRUCTURE FUND

/s/ Kari Seabrands
By:	Kari Seabrands
Title:	Treasurer, Chief Financial Officer and Chief Accounting Officer